September 27, 2023 VIA EDGAR Claudia Rios Division of Corporation Finance Office of Energy & Transportation United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Re: Phoenix Capital Group Holdings, LLC

Post-Qualification Amendment No. 5 to Form 1-A

Filed September 6, 2023

File No. 024-11723

Dear Ms. Rios:

This letter is submitted on behalf of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated September 27, 2023 (the “Comment Letter”) to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on September 6, 2023 (“Amendment No. 5”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. Page references contained herein refer to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on September 27, 2023 (“Amendment No. 6”), concurrently with the filing of this letter.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold and is followed by the corresponding response of the Issuer.

Post-Qualification Amendment No. 5 to Form 1-A filed September 6, 2023

Use of Proceeds, page 23

1.

We note your response to prior comment 2 and reissue this comment in part. Please revise your use of proceeds disclosure to provide the anticipated amount of the intended additional contribution to PhoenixOp, and whether all or some of the contribution will be made from the proceeds of this offering and/or proceeds of the loan to be provided by Phoenix Capital Group Holdings I. Refer to Instruction 5 to Item 6.

Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure in its Use of Proceeds.

General

2.

We note your response to prior comment 4 and reissue in part. There appear to be discrepancies between the amount of outstanding Regulation D debt obligations disclosed in this filing and the offering statement on Form 1-A that was filed by Phoenix Capital Group Holdings I, LLC. Please revise or advise. In addition, please consider revising to include the table setting forth the Company’s outstanding unsecured debt obligations in the Form 1-A filed by Phoenix Capital Group Holdings I, LLC.

T. RHYS JAMES | Member

rjames@kv-legal.com | p 804.823.4041 | f 804.823.4099

Securities and Exchange Commission

September 27, 2023

Response: In response to the Staff’s comment, we have corrected the discrepancy throughout the Issuer’s and Phoenix Capital Group Holdings I, LLC’s filings. We have also added the unsecured debt obligations chart, subject to certain changes relative to the use of defined terms, in the Form 1-A filed by Phoenix Capital Group Holdings I, LLC.

Please feel free to contact me at (804) 823-4041 for any questions or comments related to this letter.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:	Lindsey Wilson

Curtis Allen